

SECUR 14030020 ION

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SEC FILE NUMBER
8- 23266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2012 (MM/DD/YY) AND ENDING November 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zacks & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. Canal Street, Suite 1101
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Marks (312) 265-9161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Marks**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Zacks and Company** as of **November 30, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None



OFFICIAL SEAL
ROBBIN IMRISEK
Notary Public – State of Illinois
My Commission Expires Apr 13, 2014

Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me
This 24th day of January 2014

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZACKS & COMPANY

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Zacks & Company as of November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
January 28, 2014

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2013

ASSETS		
Cash and cash equivalents	$	628,857
Deposit with clearing broker		110,138
Receivable from clearing brokers		55,576
Receivable from other brokers		5,000
Marketable securities		1,989
Other receivables		37,572
Investment in restricted stock		83,438
Prepaid expenses		4,118
Income tax receivable		118,867
Deferred income tax asset		44,085
Security deposit		2,045
TOTAL ASSETS	$	1,091,685
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to affiliates	$	191,167
Accounts payable		124,098
Accrued expenses		95,561
Deferred revenue		94,625
Total Liabilities		505,451
STOCKHOLDER'S EQUITY		586,234
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,091,685

See notes to statement of financial condition.

NOTE 1 - Nature of Operations

Zacks & Company (the "Company"), a C Corporation, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company derives commission income from equity trades executed by its trading desk. The Company has an independent contractor agreement with AMH Capital in Springfield, NJ. AMH Capital and its principal head trader provide the Company with a mechanism for accepting trade orders and executing them through its clearing relationships with J.P. Morgan Clearing Corp. and Interactive Brokers LLC. Trading commissions paid to the Company by J. P. Morgan Clearing Corp and Interactive Brokers LLC are shared with AMH Capital on an agreed upon basis.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

All commission revenue is recognized in the month in which the transactions associated with the commissions are completed. For commission revenue derived from the Company's trading desk, contractual expenses related to this revenue are also recognized in the same month.

The Company recognizes consulting revenue when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectability is reasonably assured.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The Company did not have any uncertain tax positions as of November 30, 2013. Income tax returns for the years ended November 30, 2010 through 2013 remain open, and are subject to review by applicable tax authorities.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes.

NOTE 2 - Summary of Significant Accounting Policies

Investment in Restricted Stock and Other Receivable

The Company engages in transactions with customers where consulting services are performed in exchange for the customer's stock. If the stock has not been received, it is recorded as other receivables on the Statement of Financial Condition. The stock contracts occasionally include restricted redemption terms of 6 months. The stock is classified as trading and stated at market value. The Company records revenue at fair value based on values provided by publicly traded indexes at the date of transaction. Adjustments to market value are recorded as a trading gain or loss in the Statement of Income. Realized gains and losses upon disposition are determined using the specific identification method. The Company recognized service revenue of $77,188 related to exchange transactions which is included in consulting revenue for the year ended November 30, 2013.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables, deposit with clearing brokers, investment in restricted stock, marketable securities, accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended November 30, 2013, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through January 27, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements. The stockholder contributed $200,000 of additional capital into the Company in December 2013 to ensure that the required amount of excess net capital is maintained. With the exception of the capital contribution, the Company feels that no material events have occurred through January 27, 2014 that would require disclosure.

NOTE 3 - Accrued Expenses

Accrued expenses consisted of the following as of November 30, 2013:

Accrued professional fees	$ 43,667
Accrued bonuses	41,718
Other accrued liabilities	10,176
Total	$ 95,561

NOTE 4 - Related Party Transactions

The Company uses the payroll servicer of its affiliate, Zacks Investment Research, Inc. ("ZIR"), to process its payroll. ZIR funds the payroll and then charges the Company for its employees' share. ZIR, at times, will also pay for other services provided to the Company, such as professional fees, health insurance, shipping, postage and the in-house services of ZIR employees. These expenses are then charged to the Company.

Total charges incurred with ZIR during the year ended November 30, 2013 are as follows:

Payroll	$ 175,587
Other expenses	15,423
Total	$ 191,010

As of November 30, 2013, the Company was liable to ZIR in the amount of $191,167 relating to payroll and other expenses.

NOTE 5 - Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

NOTE 5 - Fair Value of Financial Instruments

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of November 30, 2013. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Carrying Value
Investment in restricted stock	$ 83,438	$ -	$ -	$ 83,438
Marketable securities	1,989	-	-	1,989
Total	$ 85,427	$ -	$ -	$ 85,427

NOTE 6 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of November 30, 2013, the Company had approximately $387,000 of cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of November 30, 2013, the Company had net capital of $295,464, which was $261,767 in excess of its required net capital of $33,697. The Company's ratio of aggregate indebtedness to net capital was 1.7 to 1. Below is the reconciliation between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2013 FOCUS filing. The difference relates to the correction of revenue and expense recognition relating to certain consulting contracts entered into during the year ended November 30, 2013.

	As Reported Herein	As Previously Reported on FOCUS Filing
Total net capital	$ 295,464	$ 378,119
Required net capital	33,697	28,186
Total excess net capital	$ 261,767	$ 349,933

ZACKS & COMPANY

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of and for the Year Ended November 30, 2013



BAKER TILLY

Candor. Insight. Results.

ZACKS & COMPANY

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of and for the Year Ended November 30, 2013

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)